ANGLO AMERICAN

06019425

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

7 December, 2006

Dear Sirs

SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 16 Nov – 7 Dec 2006

Director/PDMR intererests

- Butterfield Trust – 20 Nov / 27 Nov / 1 Dec

Other

- Peter Smith option exercise – 27 Nov 06
- S198 notification – Legal & General – 15 Nov 06 / 20 Nov 06

For and on behalf of Anglo American plc

Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 110 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 6 December 2006 an independent company purchased 255,821 ordinary shares of the Company at prices between £24.31 and £24.46 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 1,300,000 of its ordinary shares on 6 December 2006 at prices between £24.48 and £24.93 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 42,718,219 ordinary shares in treasury, and has 1,498,935,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 41,301,714 ordinary shares, representing 2.76 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
7 December 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 5 December 2006 an independent company purchased 330,000 ordinary shares of the Company at prices between £23.76 and £24.39 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 836,000 of its ordinary shares on 5 December 2006 at prices between £23.90 and £24.71 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 41,418,219 ordinary shares in treasury, and has 1,500,235,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 41,045,893 ordinary shares, representing 2.74 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
6 December 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 4 December 2006 an independent company purchased 200,000 ordinary shares of the Company at prices between £23.41 and £23.70 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 540,000 of its ordinary shares on 4 December 2006 at prices between £23.50 and £23.85 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 40,582,219 ordinary shares in treasury, and has 1,501,071,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 40,715,893 ordinary shares, representing 2.71 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
5 December 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 1 December 2006 an independent company purchased 180,000 ordinary shares of the Company at prices between £23.65 and £23.92 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 555,000 of its ordinary shares on 1 December 2006 at prices between £23.39 and £23.95 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 40,042,219 ordinary shares in treasury, and has 1,501,611,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 40,515,893 ordinary shares, representing 2.69 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
4 December 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 30 November 2006 an independent company purchased 625,000 ordinary shares of the Company at prices between £23.46 and £23.93 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 525,000 of its ordinary shares on 30 November 2006 at prices between £23.52 and £23.82 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 39,487,219 ordinary shares in treasury, and has 1,502,166,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 40,335,893 ordinary shares, representing 2.69 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
1 December 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 29 November 2006 an independent company purchased 610,000 ordinary shares of the Company at prices between £23.52 and £23.80 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 385,000 of its ordinary shares on 29 November 2006 at prices between £23.45 and £23.93 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 38,962,219 ordinary shares in treasury, and has 1,502,691,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 39,710,893 ordinary shares, representing 2.64 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
30 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 28 November 2006 an independent company purchased 610,000 ordinary shares of the Company at prices between £23.49 and £23.92 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 735,000 of its ordinary shares on 28 November 2006 at prices between £23.50 and £24.05 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 38,577,219 ordinary shares in treasury, and has 1,503,076,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 39,100,893 ordinary shares, representing 2.60 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
29 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 27 November 2006 an independent company purchased 380,000 ordinary shares of the Company at prices between £23.98 and £24.39 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 675,000 of its ordinary shares on 27 November 2006 at prices between £23.94 and £24.53 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 37,842,219 ordinary shares in treasury, and has 1,503,811,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 38,490,893 ordinary shares, representing 2.56 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
28 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 24 November 2006 an independent company purchased 600,000 ordinary shares of the Company at prices between £23.74 and £23.95 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 330,000 of its ordinary shares on 24 November 2006 at prices between £23.73 and £24.25 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 37,167,219 ordinary shares in treasury, and has 1,504,486,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 38,110,893 ordinary shares, representing 2.53 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
27 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 23 November 2006 an independent company purchased 480,000 ordinary shares of the Company at prices between £23.96 and £24.17 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 335,000 of its ordinary shares on 23 November 2006 at prices between £23.90 and £24.17 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 36,837,219 ordinary shares in treasury, and has 1,504,816,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 37,510,893 ordinary shares, representing 2.49 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
24 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 22 November 2006 an independent company purchased 400,000 ordinary shares of the Company at prices between £24.39 and £24.50 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 350,000 of its ordinary shares on 22 November 2006 at prices between £24.07 and £24.70 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 36,502,219 ordinary shares in treasury, and has 1,505,151,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 37,030,893 ordinary shares, representing 2.46 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
23 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 21 November 2006 an independent company purchased 42,395 ordinary shares of the Company at an average price of £24.45 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 327,000 of its ordinary shares on 21 November 2006 at prices between £24.30 and £24.68 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 36,152,219 ordinary shares in treasury, and has 1,505,501,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 36,630,893 ordinary shares, representing 2.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
22 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 20 November 2006 an independent company purchased 540,000 ordinary shares of the Company at prices between £23.83 and £24.30 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 91,823 of its ordinary shares on 20 November 2006 at prices between £24.35 and £24.53 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 35,825,219 ordinary shares in treasury, and has 1,505,828,388 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 36,588,498 ordinary shares, representing 2.43 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
21 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 17 November 2006 an independent company purchased 500,000 ordinary shares of the Company at prices between £23.83 and £24.34 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 850,000 of its ordinary shares on 17 November 2006 at prices between £23.79 and £24.60 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 35,733,396 ordinary shares in treasury, and has 1,505,920,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 36,048,498 ordinary shares, representing 2.39 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
20 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that, pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 350,000 of its ordinary shares on 16 November 2006 at prices between £24.74 and £25.17 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 34,883,396 ordinary shares in treasury, and has 1,506,770,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 35,548,498 ordinary shares, representing 2.36 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
17 November 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 15 November 2006 an independent company purchased 292,788 ordinary shares of the Company at prices between £24.08 and £24.30 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 300,000 of its ordinary shares on 15 November 2006 at prices between £24.60 and £24.17 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 34,533,396 ordinary shares in treasury, and has 1,507,120,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 35,548,498 ordinary shares, representing 2.36 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
16 November 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 20,254,559 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
27 November 2006	38,700
28 November 2006	11,099
29 November 2006	31,500
30 November 2006	15,321
1 December 2006	5,507

The Company was advised of these transactions on 1 December 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Company Secretarial Assistant
1 December 2006

Anglo American plc ("the Company")

PDMR's Interests

The Company announces that on 24 November 2006 Mr Peter Smith, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
3,000	ZAR51.25	£23.81

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Company Secretary
27 November 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 20,254,559 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
27 November 2006	38,700
28 November 2006	11,099
29 November 2006	31,500
30 November 2006	15,321
1 December 2006	5,507

The Company was advised of these transactions on 1 December 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith[1]
	J N Wallington
	D M Weston

Andy Hodges
Deputy Company Secretary
27 November 2006

[1] Mr P Smith exercised and sold options on 24 November 2006. This transaction was the subject of a separate announcement earlier today.

K:\Min\Compsec\LSE\LSE trust notification - 27.11.06.doc

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc (the "Company")

Notifications pursuant to sections 198 - 212 of the Companies Act 1985

The Company received notice on 17 November 2006 that on 17 November 2006, Legal & General Group plc and /or its subsidiaries had a notifiable interest in 60,371,956 USD 0.50 ordinary shares of the Company (the "Shares"), representing 4.00% of the issued share capital of 1,506,770,211 Shares.

G A Wilkinson
Deputy Secretary
20 November 2006

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 20,473,187 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
13 November 2006	41,892
14 November 2006	22,083
15 November 2006	98,600
16 November 2006	14,111
17 November 2006	40,470

The Company was advised of these transactions on 17 November 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Company Secretarial Assistant
20 November 2006

NOTIFICATIONS CONCERNING INTERESTS IN ORDINARY SHARES OF US$0.50 EACH IN THE CAPITAL OF ANGLO AMERICAN plc (the "Company")

Notifications pursuant to sections 198 - 212 of the Companies Act 1985

The Company received notice yesterday that on 13 November 2006, Legal & General Group plc and /or its subsidiaries had a notifiable interest in 60,332,578 USD 0.50 ordinary shares of the Company (the "Shares"), representing 4.00% of the issued share capital of 1,507,787,211 Shares.

The Company has today received notice that on 15 November 2006, Legal & General Group plc and /or its subsidiaries had a notifiable interest in 60,293,478 USD 0.50 Shares representing 3.99% of the issued share capital of 1,507,420,211 Shares.

N Jordan
Secretary
15 November 2006